Exhibit 99.2

Support and Voting Agreement

This agreement (the “Agreement”) is made and entered into as of October 23, 2022, by and among each of the parties listed on Exhibit A hereto (each, an “Requisitioning Shareholder” and collectively, the “Requisitioning Shareholders” and Nova Minerals Limited, an Australian corporation (the “Investor”). The Investor and each of the Requisitioning Shareholders are each herein referred to as a “party” and collectively, the “parties.”)

Whereas, the Investor beneficially owns the 6,600,000 Common Shares (as defined herein) (the “Subject Shares”) of Snow Lake Resources Ltd., a Manitoba corporation (the “Company”);

Whereas, the Requisitioning Shareholders have requisitioned a meeting of the common shareholders of the Company (the “Requisition”) to:

(i)	remove all of the directors of the Company, including but not limited to, Philip Gross, Allan David Engel and Hadassah Slater, along with any other directors appointed following the date hereof;

(ii)	fix the number of directors at six for the ensuing year; and

(iii)	elect, Dale Schultz, Nachum Labkowski, Brian Imrie, Peretz Schapiro, Kathleen Skerrett and Shlomo Kievman to the board of directors of the Company to hold office until the next annual meeting of Shareholders

(collectively, the “Proposals”);

Whereas, the Requisitioning Shareholders have reached an agreement with the Investor with respect to certain matters as provided in this Agreement;

Whereas, the 2022 annual and special meeting of Shareholders of the Company (the “2022 Meeting”) is scheduled to be held on December 15, 2022, unless otherwise accelerated;

Now, Therefore, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Requisitioning Shareholders hereby agree as follows:

Section 1. Definitions and Interpretive Provisions.

(i)	As used in this Agreement

a.	the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the province of Manitoba or the state of Victoria, Australia are authorized or obligated to be closed by applicable law;

b.	the term “Common Shares” means common shares in the capital of the Company;

c.	the terms “Effective Time” means the effective time of the Proposals having been adopted or rejected by the Shareholders at any meeting of Shareholders called to vote upon the Proposals (including the 2022 Meeting);

d.	the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

e.	the term “Shareholders” means holders of Common Shares.

(ii)	In this Agreement:

a.	the division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement;

b.	any reference to gender includes all genders and words importing the singular number include the plural and vice versa;

c.	if the date on which any action is required to be taken by a party to this Agreement is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;

d.	the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

e.	the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it; and

f.	any reference to a particular statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, consolidated, replaced or re-enacted.

Section 2. Covenants of the Investor.

The Investor covenants and agrees that during the period from the date of this Agreement until the earlier of (i) the Effective Time; and (ii) the date on which this Agreement is terminated in accordance with its terms, unless otherwise required or expressly permitted by this Agreement:

(i)	Agreement to Vote in Favour. At any meeting of security holders of the Company called to vote upon the Proposals (including the 2022 Meeting) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Proposals is sought, the Investor shall cause its Subject Shares to be counted as present (in person or by proxy) for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares: (i) in favour of the approval of the Proposals and (ii) in favour of any other matter necessary for the consummation of the Proposals or any other transaction contemplated by the Proposals.

(ii)	Agreement to Vote Against. At any meeting of security holders of the Company (including the 2022 Meeting) or at any adjournment or postponement thereof or in any other circumstance upon which a vote, consent or other approval of all or some of the security holders of the Company is sought (including by written consent in lieu of a meeting), the Investor shall cause its Subject Shares to be counted as present (in person or by proxy) for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares against: (i) any proposals from the Company that contradict the Proposals and (ii) any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Investor under this Agreement or (B) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Proposals.

(iii)	Restriction on Transfer. The Investor agrees not to directly or indirectly: (i) sell, transfer, assign, gift-over, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of its Subject Shares.

(iv)	Additional Common Shares. The Investor: (i) agrees promptly to notify the Requisitioning Shareholders of any new Common Shares acquired by the Investor after the execution of this Agreement and (ii) acknowledges that any such new Common Shares will be subject to the terms of this Agreement as though owned by the Investor on the date of this Agreement.

(v)	Delivery of Proxy. The Investor agrees that it will, on or before the fifth Business Day prior to the 2022 Meeting: (i) with respect to any Subject Shares that are registered in the name of the Investor, the Investor shall deliver or cause to be delivered, in accordance with the instructions set out in the Requisitioning Shareholders circular and with a copy to the Requisitioning Shareholders concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the approval of the Proposals and (ii) with respect to any Subject Shares that are beneficially owned by the Investor but not registered in the name of the Investor, the Investor shall deliver or cause to be delivered voting instructions to the intermediary through which the Investor holds its beneficial interest in the Investor’s Subject Shares, with a copy to the Requisitioning Shareholders concurrently, instructing that the Investor’s Subject Shares be voted in favour of the approval of the Proposals. Such proxy or proxies shall name those individuals as may be designated by the Requisitioning Shareholders in the Requisitioning Shareholders circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Requisitioning Shareholders.

(vi)	Other Covenants. The Investor hereby:

a.	consents to: (A) details of, or a summary of, this Agreement being set out in any news release, information circular and court documents or other public disclosure produced by the Requisitioning Shareholders in connection with the Proposals and (B) this Agreement being made publicly available, including by filing on EDGAR; and

b.	acknowledges and agrees that a summary of the negotiations leading to the execution and delivery of this Agreement may appear in the Requisitioning Shareholders circular and in any other public disclosure document required by any applicable laws and further agrees that it will, as promptly as practicable, notify the Requisitioning Shareholders of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure documents if and to the extent that the Investor becomes aware that any such information shall have become false or misleading in any material respect.

Section 3. Consent of each Requisitioning Shareholder

Each Requisitioning Shareholder consents to: (A) details of, or a summary of, this Agreement being set out in any announcement that the Investor may file with the Australian Securities Exchange and court documents or other public disclosure produced by the Investor in connection with this Agreement and (B) this Agreement being made publicly available, including by filing on Schedule 13D with the Securities and Exchange Commission via EDGAR.

Section 4. Representations and Warranties of the Investor.

The Investor represents and warrants to the Requisitioning Shareholders as follows as at the date of this Agreement and acknowledges that the Requisitioning Shareholders are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(i)	Organization and Authority and Capacity. (i) the Investor is a corporation incorporated and existing under the laws of its jurisdiction of incorporation; (ii) the execution and delivery of this Agreement by the Investor and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Investor are necessary to authorize this Agreement or the transactions contemplated by this Agreement; and (iii) the Investor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(ii)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(iii)	Non-Contravention. The execution and delivery of this Agreement by the Investor, the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in the violation of: (i) the articles, by-laws or other constating documents of the Investor (as applicable); (ii) any other agreement or instrument to which the Investor is a party or by which the Investor or any of the Investor’s property or assets is bound; and (iii) any applicable laws.

(iv)	Ownership of Subject Shares. The Investor is the legal and beneficial owner of, or the beneficial owner exercising control or direction over, all of the Subject Shares, free and clear of any liens. The Subject Shares are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the Investor. The Investor has sole dispositive power and the sole power to agree to the matters set forth in this Agreement with respect to the Subject Shares. None of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this Agreement. The Investor has no agreement or option or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition or transfer to the Investor of additional securities of the Company. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual), capable of becoming an agreement or option for the purchase, acquisition or transfer from the Investor of any of the Subject Shares.

(v)	Litigation. There is no claim, action, lawsuit, arbitration, mediation or other proceeding in progress, pending or ongoing, or, to the knowledge of the Investor, threatened against or affecting the Investor that would reasonably be expected to have an adverse impact on the validity of this Agreement.

Section 5. Notice.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; or (ii) one (1) Business Day after deposit with a nationally recognized overnight delivery service and concurrently sent by e-mail, in each case properly addressed to the party to receive the same. The addresses and e-mail addresses for such communications shall be:

To the Investor:

Nova Minerals Limited

Suite 602, 566 St Kilda Road

Melbourne, Victoria, 3004

Australia

Attention: Craig Bentley, Director of Finance & Compliance

E-mail:

To the Requisitioning Shareholders: As set forth in the respective addresses listed in Exhibit A hereto with a copy to (which shall not constitute notice):

Garfinkle Biderman LLP

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

Attention: Shimmy Posen

E-mail: sposen@garfinkle.com

Section 6. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the law of the State of Victoria, and each party irrevocably submits to the personal jurisdiction of the State of Victoria as the exclusive venue for adjudication of any dispute hereunder.

Section 7. Entire Agreement.

This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof. The Requisitioning Shareholders may enter into a materially similar agreement with one or more other investors but any such agreement shall constitute a separate obligation and one investor shall not become a third party beneficiary of another investor’s agreement.

Section 8. Receipt of Adequate Information; No Reliance; Representation by Counsel.

Each party acknowledges that it has received adequate information to enter into this Agreement, that it has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

Section 9. Indemnity.

The Investor agrees to indemnify the Requisitioning Shareholders for 88.1% of any damages, costs and legal expenses that arise after the date of this Agreement from any claim (“Claim”) made by, or other legal proceeding against, Snow Lake Resources Ltd. The Investor shall advance 88.1% of any amounts under this section prior to the resolution of the merits of any Claim in circumstances in which any Requisitioning Shareholder is required to pay or deposit any money as security for costs or retainer prior to being able to defend or contest the same.

Section 10. Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

Section 11. Amendment.

This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the parties.

Section 12. Termination.

This Agreement shall terminate at the Effective Time or other date established by mutual written agreement of the parties hereto. Notwithstanding the foregoing, Section 9 (Indemnity) shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

This Agreement shall terminate upon the earliest to occur of:

(i)	the written agreement of the Requisitioning Shareholders and the Investor;

(ii)	the Effective Time;

(iii)	the withdrawal of Requisition; and

(iv)	December 31, 2022.

Section 13. Injunctive Relief.

The parties to this Agreement agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedies to which the parties to this Agreement may be entitled at law or in equity.

Section 14. Successors and Assigns; No Third Party Beneficiaries.

This Agreement shall bind the successors and permitted assigns of the Parties, and inure to the benefit of any successor or permitted assign of any of the parties; provided, however, that no party may assign this Agreement without the prior written consent of the other parties.

Section 15. Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties to this Agreement shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties hereto.

(Signature page follows)

In Witness Whereof, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

NOVA MINERALS LIMITED

: /s/ Christopher Gerteisen
By: Christopher Gerteisen
Title: Executive Director & CEO

: /s/ Craig Bentley
By: Craig Bentley
Title: Director of Finance & Compliance

	KUSHKUSH INVESTMENTS PLY LTD (ALEXANDRA DISCRETIONARY TRUST)		M + T K PTY LTD < MTK SUPERANNUATION FUND>

Per:	/s/ Chana Kimelman	Per:	/s/ Moishe Kimelman
	Chana Kimelman, Director		Moishe Kimelman, Director

DELAWARE IR LLC

Per:	/s/ Menachem Wagner	/s/ Benjamin Abraham Fogelgarn
	Menachem Wagner, Manager	Benjamin Abraham Fogelgarn

YUKOR MIPOZ PTY LTD

/s/ Nikola Najdoski		Per:	/s/ Mordechai Zalman Fixler
Nikola Najdoski			Mordechai Zalman Fixler, Director

	OZZI PTY LTD		DEERHUNTER INVESTMENTS PTY LTD

Per:	/s/ Mordechai Zalman Fixler	Per:	/s/ Romy Hersham
	Mordechai Zalman Fixler, Director		Romy Hersham, Director

Exhibit A

Requisitioning Shareholder	Shares of Common Shares Owned	Notice
Kushkush Investments Ply Ltd (Alexandra Discretionary Trust)	338,118
M + T K PTY LTD < MTK SUPERANNUATION FUND>	51,338
Delaware IR LLC	220,328
Benjamin Abraham Fogelgarn	67,194
Nikola Najdoski	112,043
Yukor Mipoz Pty Ltd	45,580
Ozzi Pty Ltd	45,580
Deerhunter Investments Pty Ltd	91,610